UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                       HUNGARIAN TELEPHONE AND CABLE CORP.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  4455421030

--------------------------------------------------------------------------------
                                 (CUSIP Number)

  ASHMORE INVESTMENT MANAGEMENT LIMITED                WITH A COPY TO:
              20 BEDFORDBURY                         DEWEY BALLANTINE
             LONDON WC2N 4BL                     ST. HELEN'S, 1 UNDERSHAFT
              UNITED KINGDOM                          LONDON EC3A 8LP
           ATTN: MARK GRIMWOOD                        UNITED KINGDOM
                                                ATTN: DOUGLAS L. GETTER, ESQ.

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

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                                NOVEMBER 2, 2003

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             (Date of Event Which Requires Filing of This Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 4455421030

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: Ashmore Investment Management Limited
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                      (a) [ ]
                      (b) [ ]

-------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: AF
-------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e): [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: England and Wales
--------------------------------------------------------------------------------
NUMBER OF                 7.  SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH:

--------------------------------------------------------------------------------
                          8.  SHARED VOTING POWER: 4,328,572

--------------------------------------------------------------------------------
                          9.  SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER: 4,328,572

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON:                                     4,328,572

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES                           [    ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED
    BY AMOUNT IN ROW 11:                                          29.5 percent

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                     IA

--------------------------------------------------------------------------------

                               Page 2 of 18 pages

CUSIP No. 4455421030

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: Ashmore Group Limited
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                      (a) [ ]
                      (b) [ ]

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: AF

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e): [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: England and Wales
--------------------------------------------------------------------------------
NUMBER OF                 7.  SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH:

--------------------------------------------------------------------------------
                          8.  SHARED VOTING POWER:      4,328,572

--------------------------------------------------------------------------------
                          9.  SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER: 4,328,572

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON:                                      4,328,572

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES:                           [    ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED
    BY AMOUNT IN ROW 11:                                           29.5 percent

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                      CO

--------------------------------------------------------------------------------

                               Page 3 of 18 pages

CUSIP No. 4455421030

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: Ashmore Investments (UK) Limited
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a) [ ]
            (b) [ ]

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: AF

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e): [ ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: England and Wales

--------------------------------------------------------------------------------
NUMBER OF                 7.  SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH:

--------------------------------------------------------------------------------
                          8.  SHARED VOTING POWER:      4,328,572

--------------------------------------------------------------------------------
                          9.  SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER: 4,328,572

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON:                                     4,328,572
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES                           [    ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED
    BY AMOUNT IN ROW 11:                                          29.5 percent

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                     CO

-------------------------------------------------------------------------------

                               Page 4 of 18 pages

CUSIP No. 4455421030

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: Ashmore Management Company Limited
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [ ]

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: AF

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e): [ ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands

--------------------------------------------------------------------------------
NUMBER OF                 7.  SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH:

--------------------------------------------------------------------------------
                          8.  SHARED VOTING POWER:        4,328,572

--------------------------------------------------------------------------------
                          9.  SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER:   4,328,572

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON:                                     4,328,572
--------- ---------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES                           [     ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED
    BY AMOUNT IN ROW 11:                                          29.5 percent

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                     IA

--------------------------------------------------------------------------------

                              Page 5 of 18 pagese

CUSIP No. 4455421030

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: Ashmore Global Special Situations Fund Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a) [ ]
           (b) [ ]

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: WC

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e): [ ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands

--------------------------------------------------------------------------------
NUMBER OF                 7.  SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH:

--------------------------------------------------------------------------------
                          8.  SHARED VOTING POWER:       1,548,572

--------------------------------------------------------------------------------
                          9.  SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER:  1,548,572

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                      1,548,572

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES                           [    ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED
    BY AMOUNT IN ROW 11:                                          12.7 percent

--------------------------------------------------------------------------------
4. TYPE OF REPORTING PERSON:                                      CO

--------------------------------------------------------------------------------

                              Page 6 of 18 pagese

CUSIP No. 4455421030

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS: Asset Holder No. 2 Limited re: Ashmore Emerging
                                Economy Portfolio
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a) [ ]
              (b) [ ]
-------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: WC

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e): [ ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands

--------------------------------------------------------------------------------
NUMBER OF                 7.  SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH:


--------------------------------------------------------------------------------
                          8.  SHARED VOTING POWER:      280,000

--------------------------------------------------------------------------------
                          9.  SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER: 280,000

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON:                                     280,000

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES                           [    ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED
    BY AMOUNT IN ROW 11:                                          2.3 percent

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                     CO

--------------------------------------------------------------------------------

                               Page 7 of 18 pagese

CUSIP No. 4455421030

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: Asset Holder No. Limited re: Ashmore Emerging
                               Markets Liquid Investment Portfolio
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) [ ]
                (b) [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: WC

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) OR 2(e): [ ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands

--------------------------------------------------------------------------------
NUMBER OF                 7.  SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH:

--------------------------------------------------------------------------------
                          8.  SHARED VOTING POWER:       2,100,000

-------------------------------------------------------------------------------
                          9.  SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER:  2,100,000

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON:                                     2,100,000

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES                           [     ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED
    BY AMOUNT IN ROW 11:                                          14.7 percent

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                     CO

--------------------------------------------------------------------------------

                              Page 8 of 18 pagese

CUSIP No. 4455421030

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS: Ashmore Emerging Markets Debt Fund
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a) [ ]
                 (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS: WC

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e): [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Grand Cayman, Cayman Islands

--------------------------------------------------------------------------------
NUMBER OF                 7.  SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH:

--------------------------------------------------------------------------------
                          8.  SHARED VOTING POWER:       400,000

--------------------------------------------------------------------------------
                          9.  SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER:  400,000

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON:                                     400,000

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES                           [    ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED
    BY AMOUNT IN ROW 11:                                          3.2 percent

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                     CO

--------------------------------------------------------------------------------

                               Page 9 of 18 pagese

          This Amendment No. 1 to the Schedule 13D filed by Ashmore Investment Management Limited ("AIML") relates to the ownership of certain warrants to acquire shares of common stock, par value $0.001 per share ("Common Stock"), of Hungarian Telephone and Cable Corp. (the "Company"). This Amendment No. 1 amends and supplements the Schedule 13D filed by AIML dated October 20, 2003 (the "Original Schedule 13D"). Except as set forth below, the information in the Original Schedule13D remains as stated therein and is incorporated by reference into this amendment in all respects. Capitalized terms used but not defined in this amendment have the meanings assigned to them in the Original Schedule 13D.

ITEM 2.       IDENTITY AND BACKGROUND.

          (a), (b) and (c):

          As disclosed in the Original Schedule 13D, other than its directors, officers and shareholders, there are no persons controlling or ultimately in control of AGL. AI(UK)L is a wholly owned subsidiary of AGL. AMCL and AIML are wholly owned subsidiaries of AI(UK)L. AIML is a professional investment manager and pursuant to delegated authority from (i) AMCL provides investment management services with respect to EMLIP and (ii) AEMDF provides investment management services with respect to AEMDF.

          Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio ("EMLIP") is a protected cell (segregated class of shares) of Asset Holder PCC Limited (a protected cell company) registered in Guernsey, Channel Islands, and has its principal office address at Arnold House, St. Julian's Avenue, St. Peter Port, Guernsey G1Y 3NF, Channels Islands. EMLIP has been authorized by the Guernsey Financial Services Commission as a Class B Collective Investment Scheme under the Protection of Investors (Bailiwick of Guernsey) Law, 1987. EMLIP (including its underlying unit trusts) was established to enable investors to invest in emerging market debt instruments but also in other emerging market investments and products.

          Ashmore Emerging Market Debt Fund ("AEMDF") is an exempted company incorporated with limited liability in the Cayman Islands and is registered with the Cayman Islands Monetary Authority as a Mutual Fund. AEMDF has its principal office address at PO Box 61 GT, Harbour Center, 4th Floor, Georgetown, Grand Cayman, Cayman Islands. AEMDF was established to enable investors to invest in emerging markets bonds, debt instruments and other investment products.

          AIML, AGL, AI(UK)L, AMCL, GSSF, AEEP, EMLIP and AEMDF are together referred to herein as the "Ashmore Parties" and, individually, as an "Ashmore Party."

          The name, business address and present principal occupation or employment of each director and executive officer of EMLIP and AEMDF (including the name and address of the corporation or organization in which such employment is conducted) is set forth in Exhibit 7.1 hereto and incorporated by reference herein.

          (d) and (e): EMLIP and AMDF have not, within the last 5 years, nor to the knowledge of EMLIP and AEMDF, have any of their directors and executive officers, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

          (f): EMLIP is a protected cell (segregated class of assets) of Asset Holder PCC Limited (a protected cell company) registered in Guernsey, Channel Islands. AEMDF is an exempted company incorporated with limited liability in the Caymans Islands. Each director and executive officer of EMLIP and AEMDF is a citizen of the United Kingdom, except that Martin Byrne is a citizen of the Republic of Ireland.

                              Page 10 of 18 pagese

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          A disclosed in the Original Schedule 13D, EMLIP and AEMDF acquired Warrants to purchase Common Stock pursuant to the EMLIP Purchase Agreement and the AEMDF Purchase Agreement. No separate consideration was paid by either EMLIP or AEMDF in respect of the Warrants. The description of the EMLIP Purchase Agreement and the AEMDF Purchase Agreement and the transactions contemplated thereby are qualified in their entirety by reference to complete copies of the agreements which were filed with the Original Schedule 13D and are incorporated by reference herein.

          The exercise of the Warrants is subject to he satisfaction of certain conditions as more fully described in Item 6. If the conditions are satisfied to permit EMLIP and/or AEMDF to exercise the Warrants and purchase the Common Stock underlying such Warrants and EMLIP and/or AEMDF so exercised the Warrants, EMLIP and AEMDF currently anticipate that funds for such exercise would be provided from the general investment funds of each such party. The information set forth in Item 6 with respect to the Warrants, including the description of the conditions to the exercise of the Warrants, is incorporated by reference into this Item 3 in all respects.

ITEM 4.       PURPOSE OF TRANSACTION.

          The Warrants were acquired from Postabank pursuant to the EMLIP Purchase Agreement and the AEMDF Purchase Agreement in a series of related transactions in which the relevant Ashmore Parties also acquired Common Stock and Unsecured Notes.

          Each of EMLIP and AEMDF acquired the Warrants for investment purposes.

          Except as set forth in Item 6 which is incorporated by reference into this Item 4 in all respects, the Ashmore Parties do not at the present time have any plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) - (j) of Item 4 of
          Schedule 13D.

          The Ashmore Parties intend to review on a continuing basis their ownership of the Warrants and the Company's business, prospects and financial condition. Based on such continuing reviews, alternate investments opportunities available to the parties and all other factors deemed relevant (including, without limitation, the market for and the price of the Warrants and the underlying Common Stock, offers for the underlying Common Stock, transfer restrictions applicable to the Warrants and the underlying Common Stock, general economic conditions and other future developments), the Ashmore Parties may decide to sell or seek the sale of all or part of the Warrants or the underlying Common Stock or increase their holdings of Common Stock.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b):

                  Based on information disclosed by the Company, the Company has 12,195,680 shares of Common Stock issued and outstanding.

                  The exercise of the Warrants is subject to the satisfaction of certain conditions more fully described in Item 6. The information set forth in Item 6 with respect to the Warrants, including the description of the conditions to the exercise of the Warrants, is incorporated by reference into this Item 4 in all respects. If the conditions are satisfied to permit EMLIP and AEMDF to exercise the Warrants and purchase the underlying Common Stock and EMLIP and AEMDF so exercised the Warrants, then:


                              Page 11 of 18 pagese

                  (i) EMLIP may be deemed to directly beneficially own 2,100,000 shares of Common Stock, representing 14.7 percent of the outstanding Common Stock after the exercise of the Warrants owned by EMLIP and purchase of the underlying Common Stock. EMLIP has shared voting and investment power with respect to such shares of Common Stock;

                  (ii) AEMDF may be deemed to directly beneficially own 400,000 shares of Common Stock, representing 3.2 percent of the outstanding Common Stock after the exercise of the Warrants owned by AEMDF and purchase of the underlying Common Stock. AEMDF has shared voting and investment power with respect to such shares of Common Stock;

                  (iii) AGL indirectly beneficially owns 4,328,572 shares of Common Stock representing 29.5 percent of the outstanding Common Stock after the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties, by virtue of AGL's indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF. AGL has shared voting and investment power with respect to such shares of Common Stock.

                  (iv) AI(UK)L indirectly beneficially owns 4,328,572 shares of Common Stock representing 29.5 percent of the outstanding Common Stock after the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties by virtue of AI(UK)L's indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF. AI(UK)L has shared voting and investment power with respect to such shares of Common Stock.

                  (v) AMCL indirectly beneficially owns 4,328,572 shares of Common Stock representing 29.5 percent of the Common Stock after the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties, by virtue of AMCL's indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF. AMCL has shared voting and investment power with respect to such shares of Common Stock.

                  (vi) AIML indirectly beneficially owns 4,328,572 shares of Common Stock representing 29.5 percent of the Common Stock after the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties, by virtue of AIML's indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF. AIML has shared voting and investment power with respect to such shares of Common Stock.

          (c) Other than the transactions described herein, no transactions by the Ashmore Parties required to be reported by this Item have taken place since the filing of the Original Schedule 13D.

          (d) Except as described in Item 5(a) and 5(b) above, no other person is known to have the right to receive or power to direct the receipt of dividends from or proceeds from the sale of the Common Stock.

          (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the (i) EMLIP Purchase Agreement, EMLIP acquired 21 Warrants to purchase 100,000 shares of Common Stock per Warrant and
          (ii) AEMDF Purchase Agreement, AEMDF acquired 4 Warrants to purchase 100,000 shares of Common Stock per Warrant from Postabank.

          Postabank has agreed to hold the Warrants for the benefit of EMLIP and AEMDF and only take such actions with respect to the Warrants as requested by EMLIP or AEMDF including, if so instructed, remitting the proceeds resulting from an exercise of the Warrants and a sale of the underlying Common Stock. However, the Warrants are by their terms not exercisable nor transferable prior to January 1, 2004 and accordingly Postabank may not transfer or exercise such Warrants prior to such time. In addition, the


                              Page 12 of 18 pagese
          transfer by Postabank of the Warrants after January 1, 2004 is subject to the consent of the Company which consent may not be unreasonably withheld or delayed.

          The Warrants are subject to cancellation by the Company in whole or in part prior to January 1, 2004 upon (i) repayment of a proportionate amount of the US$25 million of the Unsecured Notes and (ii) the payment to the holders of such cancelled Warrants an amount equal to
          7.5 percent of the principal amount of the Unsecured Notes repaid. The Warrants expire on March 31, 2007. The exercise price of the Warrants is US$10 per share of Common Stock.

          The Warrants contain anti-dilution provisions and a prohibition against issuing warrants, options, rights or other obligations or securities convertible into or exchangeable for Common Stock with an exercise price, conversion price or exchange price per share less than the current exercise price of the Warrants, subject to certain exemptions.

          The description of the Warrants is qualified in its entirety by reference to the complete copy of the form of the Warrants which was filed with the Original Schedule 13D and incorporated by reference into this Item 6 in all respects.

          The information set forth in Item 3 with respect to the Warrants is incorporated by reference into this Item 6 in all respects.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.1:    Directors and Executive Officers of EMLIP and AEMDF.

         Exhibit 7.2 Amendment Agreement to Joint Filing Agreement dated November 3, 2003.


                              Page 13 of 18 pagese

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 3, 2003
                                        /s/   Tim Davis
                                        ----------------------------------------
                                        Name: Tim Davis
                                        Title: General Counsel

                                        On behalf of:
                                        Ashmore Investment Management Limited

                                        /s/   Mark Coombs
                                        ----------------------------------------
                                        Name:  Mark Coombs
                                        Title:  Director

                                        On behalf of:
                                        Ashmore Group Limited
                                        Ashmore Investments (UK) Limited

                                        /s/   Nigel Carey
                                        ----------------------------------------
                                        Name: Nigel Carey
                                        Title: Director

                                        On behalf of:

                                        Ashmore Management Company Limited
                                        Ashmore Global Special Situations
                                         Fund Limited
                                        Asset Holder PCC No. 2
                                        re: Ashmore Emerging Economy Portfolio
                                          Asset Holder PCC Limited
                                        re: Ashmore Emerging Markets Liquid
                                          Investment Portfolio

                                        /s/   Martin Byrne
                                        ----------------------------------------
                                        Name:  Martin Byrne
                                        Title: Director

                                        On behalf of:


                                        Ashmore Emerging Markets Debt Fund

                              Page 14 of 18 pages

                                  EXHIBIT INDEX

Exhibit No.                        Description

7.1          Directors and Executive Officers of EMLIP and AEMDF.

7.2          Amendment to Agreement to Joint Filing Agreement dated
             November 3, 2003.




                               Page 15 of 18 pages

                                                                     EXHIBIT 7.1

   Directors and Executive Officers of EMLIP and AEMDF as of November 3, 2003

The name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of EMLIP and AEMDF is set forth below.

1. ASSETT HOLDER PCC LIMITED RE: ASHMORE EMERGING MARKETS LIQUID INVESTMENT PORTFOLIO

Name                       Present Principal Occupation or Employment

Directors

Mark Coombs                Managing Director and Chairman of the Investment
                           Committee, Ashmore Investment Management Limited,
                           20 Bedfordbury, London WC2N 4BL, United Kingdom

Nigel Carey                Partner, Carey Olsen, PO Box 98, 7 New Street, St.
                           Peter Port, Guernsey G1Y 4B2, Channel Islands

John Roper                 Retired Director General, Guernsey Financial Services
                           Commission, c/o Ashmore Management Company Limited,
                           Arnold House, St. Julian's Avenue, St. Peter Port,
                           Guernsey GY1 3NF, Channel Islands

Executive Officers
------------------

None

2. ASHMORE EMERGING MARKETS DEBT FUND

Name                       Present Principal Occupation or Employment

Directors
---------

Mark Coombs                Managing Director and Chairman of the Investment
                           Committee, Ashmore Investment Management Limited,
                           20 Bedfordbury, London WC2N 4BL, United Kingdom

Martin Byrne               Senior Trust and Company Manager, International
                           Management Services Ltd., PO Box 61GT, Harbour
                           Center, 4th Floor, Georgetown, Grand Cayman, Cayman
                           Islands

Martin Lang                Senior Company Manager, International Management
                           Services Ltd., PO Box 61GT, Harbour Center, 4th
                           Floor, Georgetown, Grand Cayman, Cayman Islands

Executive Officers
------------------

None

                              Page 16 of 18 pages

                                                                     EXHIBIT 7.2

           Amendment to Joint Filing Agreement, dated October 20, 2003

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the Ashmore Parties (as such term is defined in the Original
Schedule 13D) agreed to a joint filling (the "Joint Filing Agreement") with all the Ashmore Parties on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock of Hungarian Telephone and Cable Corp., par value $0.001 per share, and this Joint Filing Agreement was included as an Exhibit to the Original Schedule 13D.

The Ashmore Parties hereby wish to amend the Joint Filing Agreement to provide for the [EMLIP] and [AEMDF] to be joined as additional parties to the Joint Filing Agreement and EMLIP and AEMDF agree to be joined as additional parties to the Joint Filing Agreement.

This Amendment Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

In witness whereof, the undersigned hereby execute this Agreement this 3rd day of November, 2003.

                                        /s/   Tim Davis
                                        ---------------------------------------
                                        Name: Tim Davis
                                        Title: General Counsel

                                        On behalf of:
                                        Ashmore Investment Management Limited

                                        /s/   Mark Coombs
                                        ----------------------------------------
                                        Name:  Mark Coombs
                                        Title:  Director

                                        On behalf of:
                                        Ashmore Group Limited
                                        Ashmore Investments (UK) Limited

                                        /s/   Nigel Carey
                                        ----------------------------------------
                                        Name: Nigel Carey
                                        Title: Director

                                        On behalf of:
                                        Ashmore Management Company Limited
                                        Ashmore Global Special Situations Fund
                                        Asset Holder PCC No. 2 Limited
                                        re: Ashmore Emerging Economy Portfolio


                              Page 17 of 18 pages

                                        /s/   Nigel Carey
                                        ----------------------------------------
                                        Name: Nigel Carey
                                        Title: Director

                                        Asset Holder PCC Limited
                                        re: Ashmore Emerging Markets Liquid
                                        Investment Portfolio

                                        /s/   Martin Byrne
                                        ----------------------------------------
                                        Name:  Martin Byrne
                                        Title: Director

                                        On behalf of:

                                        Ashmore Emerging Markets Debt Fund


                              Page 18 of 18 pages